    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1997


                                                      REGISTRATION NO. 333-32741

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  SAFEWAY INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     94-3019135
(STATE OR OTHER JURISDICTION OF INCORPORATION
                OR ORGANIZATION)                 (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                           5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 467-3000
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                MICHAEL C. ROSS
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  SAFEWAY INC.
                           5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 467-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:
                                 SCOTT R. HABER
                               TRACY K. EDMONSON
                                LATHAM & WATKINS
                       505 MONTGOMERY STREET, SUITE 1900
                      SAN FRANCISCO, CALIFORNIA 94111-2562
                                 (415) 391-0600
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 From time to time after the effective date of this Registration Statement, as determined by the Registrant.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                            ------------------------


    PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS WHICH RELATES TO REGISTRATION STATEMENT NO. 33-51552, AS AMENDED, PREVIOUSLY FILED BY THE COMPANY ON FORM S-3. THIS REGISTRATION STATEMENT ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 WITH RESPECT TO REGISTRATION STATEMENT NO. 33-51552, AS AMENDED, PURSUANT TO WHICH $80,000,000 IN SECURITIES REMAIN TO BE ISSUED.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE

     SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 22, 1997

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED           , 1997

               LOGO           $600,000,000
                             SAFEWAY INC.
                   $                  % SENIOR NOTES
                               DUE 2004
                   $                  % SENIOR NOTES
                      $        DUE 2007  % SENIOR
                          DEBENTURES DUE 2027

                            ------------------------


     Interest on the     % Senior Notes Due 2004,     % Senior Notes Due 2007
and     % Senior Debentures Due 2027 (collectively, the "Securities") is payable
on March     and September     of each year, commencing March     , 1998. The
Securities are redeemable, in whole or in part, at the option of the Company at any time at the redemption prices described herein plus accrued interest thereon to the date of redemption. See "Description of the Securities -- Optional Redemption."


     The Securities will be senior unsecured obligations of the Company and will rank pari passu with all other senior unsecured obligations of the Company.

     Each series of Securities will be represented by one or more global Securities (the "Global Debt Securities") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Securities in definitive form will not be issued. The Securities will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Securities."

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
                                    RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                  INITIAL PUBLIC                                     PROCEEDS TO
                                                 OFFERING PRICE(1)     UNDERWRITING DISCOUNT(2)     COMPANY(1)(3)
                                                 -----------------     ------------------------     -------------
Per    % Senior Note Due 2004..................
         Total.................................
Per    % Senior Note Due 2007..................
         Total.................................
Per    % Senior Debenture Due 2027.............
         Total.................................

---------------

(1) Plus accrued interest, if any, from          , 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $900,000 payable by the Company.

                            ------------------------

     The Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Securities will be ready for delivery in book-entry form only through the
facilities of DTC in New York, New York, on or about          , 1997, against
payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

             LEHMAN BROTHERS

                          MERRILL LYNCH & CO.
                                     MORGAN STANLEY DEAN WITTER
                                              SALOMON BROTHERS INC
                                                       SMITH BARNEY INC.
                            ------------------------

          The date of this Prospectus Supplement is           , 1997.

                                      LOGO

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements of the Company, the notes thereto and the other financial data contained elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein and therein. This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. Such statements are subject to inherent uncertainties and risks, including among others: general business and economic conditions in the Company's operating regions; pricing pressures and other competitive factors; results of the Company's efforts to reduce costs; the ability to integrate The Vons Companies, Inc. ("Vons") and achieve operating improvements at Vons; relations with union bargaining units; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.


                                  THE COMPANY

     The Company was founded in 1926 and, as of June 14, 1997, operated 1,367 stores in the United States and Canada. Based on sales, the Company is the second largest food and drug chain in North America. U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the MidAtlantic region. Canadian retail operations are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its 10 retail operating areas, the Company believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.


     On April 8, 1997, the Company completed the acquisition of Vons pursuant to which the Company issued 41.6 million shares of the Company's common stock for all of the shares of Vons common stock that it did not already own (the "Merger"). Vons is now a wholly owned subsidiary of the Company. As of June 14, 1997, the Vons stores operated by the Company consisted of 315 supermarket and food and drug combination stores, located primarily in southern California, and operated under the names "Vons" and "Pavilions." In connection with the Merger, the Company repurchased 32 million shares of the Company's common stock from a partnership affiliated with Kohlberg Kravis Roberts & Co. ("KKR") at $43 per share, for an aggregate purchase price of $1.376 billion (the "Repurchase"). This reduction of 32 million shares partially offsets the increase of 41.6 million shares issued pursuant to the Merger. To finance the Repurchase, the Company borrowed funds under its new $3.0 billion Bank Credit Agreement (as defined under "Description of the Securities -- Certain Definitions") and has since refinanced these borrowings with proceeds from the sale of commercial paper.


     The Company also holds a 49% interest in Casa Ley, S.A. de C.V., which, as of June 14, 1997, operated 71 food and general merchandise stores in western Mexico.

     Unless the context otherwise requires or as otherwise expressly stated, references herein to "Safeway" or the "Company" include Safeway Inc. and its subsidiaries. The principal executive offices of the Company are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and the telephone number is
(510) 467-3000.

                              RECENT DEVELOPMENTS

REFINANCING OUTSTANDING INDEBTEDNESS


     The offering of the Securities (the "Offering") is part of a refinancing plan designed to reduce the Company's interest expense, extend the maturities of its long-term debt and enhance its operating and financial flexibility. As part of this plan, on August 4, 1997, the Company commenced offers to purchase for cash (the "Tender Offers") all of its outstanding 9.35% Senior Subordinated Notes due 1999, 10.00% Senior Subordinated Notes due 2001, 10.00% Senior Notes due 2002, 9.65% Senior Subordinated Debentures due 2004, 9.30% Senior Secured Debentures due 2007 and 9.875% Senior Subordinated Debentures due 2007 (collectively, the "Outstanding Securities") at purchase prices equal to the greater of (i) a fixed price or (ii) an amount based on a fixed spread over the yield to maturity of the applicable U.S. Treasury security on the second business day immediately preceding the expiration date of the Tender Offers. As of August 19, 1997, there was outstanding approximately $870.9 million aggregate principal amount of Outstanding Securities.


     In conjunction with the Tender Offers, the Company is also soliciting (with respect to each series of Outstanding Securities, a "Solicitation" and, collectively, the "Solicitations") consents of registered holders of each series of Outstanding Securities to certain proposed amendments (the "Proposed Amendments") to the indenture under which each such series of Outstanding Securities was issued. The Proposed Amendments will eliminate the principal restrictive covenants and amend certain other provisions contained in the applicable indentures.

     The Tender Offers and withdrawal rights and the Solicitations expire at 5:00 p.m., New York City time, on September 4, 1997, unless extended.

     Each Tender Offer is conditioned upon, among other things, (i) at least a majority in aggregate outstanding principal amount of the Outstanding Securities of the applicable series having been validly tendered and not withdrawn and (ii) the receipt by the Company from financing sources of funds that are equal to or greater than the aggregate amount required to be paid to holders of Outstanding Securities pursuant to the Tender Offers. The Company may waive any condition to any of the Tender Offers.

     The Company does not intend to consummate this Offering unless it consummates the Tender Offers. Although the Company currently expects to consummate the Offering in an amount sufficient to purchase the Outstanding Securities tendered pursuant to the Tender Offers, depending on prevailing interest rates or other market, financial or other economic conditions, the Company may decide to reduce the principal amount of senior debt offered in the Offering. In those circumstances, the Company would most likely borrow under the Bank Credit Agreement or commercial paper program to fund the remaining purchase price of Outstanding Securities pursuant to the Tender Offers. Moreover, because the Company is unable to predict the exact aggregate principal amount of Outstanding Securities that will be tendered and accepted for payment in the Tender Offers, the principal amount of Securities offered hereby or borrowings under the Bank Credit Agreement or commercial paper program could be significantly higher or lower than anticipated. As a result, it is highly unlikely that the amounts assumed in the "As Adjusted" column under "Capitalization" will correspond to the actual principal amount of Outstanding Securities tendered and accepted for payment in the Tender Offers.


     On August 14, 1997, the Company repurchased $40 million principal amount of its medium-term notes due June 1, 2003. The medium-term notes had an effective interest rate at the time of repurchase of 8.71%. The medium-term note repurchase resulted in an extraordinary loss after tax of $2.9 million. Depending on various factors, including market conditions, Safeway may continue to purchase and retire long-term debt.

                             SENIOR NOTES DUE 2004


SECURITIES OFFERED............................    $          principal amount of     % Senior
                                                  Notes due September   , 2004 (the "7-Year
                                                  Notes").
MATURITY DATES................................    The 7-Year Notes will mature on September   ,
                                                  2004.
INTEREST PAYMENT DATES........................    March   and September   , commencing March   ,
                                                  1998.
OPTIONAL REDEMPTION...........................    The Company may redeem the 7-Year Notes in
                                                  whole or in part at a redemption price
                                                  described herein plus accrued interest thereon
                                                  to the date of redemption.
MANDATORY SINKING FUND........................    None.


                             SENIOR NOTES DUE 2007


SECURITIES OFFERED............................    $          principal amount of      % Senior
                                                  Notes due September   , 2007 (the "10-Year
                                                  Notes").
MATURITY DATES................................    The 10-Year Notes will mature on September   ,
                                                  2007.
INTEREST PAYMENT DATES........................    March   and September   , commencing March   ,
                                                  1998.
OPTIONAL REDEMPTION...........................    The Company may redeem the 10-Year Notes in
                                                  whole or in part at a redemption price
                                                  described herein plus accrued interest thereon
                                                  to the date of redemption.
MANDATORY SINKING FUND........................    None.


                           SENIOR DEBENTURES DUE 2027


SECURITIES OFFERED............................    $          principal amount of      % Senior
                                                  Debentures due September   , 2027 (the
                                                  "30-Year Debentures").
MATURITY DATES................................    The 30-Year Debentures will mature on Septem-
                                                  ber   , 2027.
INTEREST PAYMENT DATES........................    March   and September   , commencing March   ,
                                                  1998.
OPTIONAL REDEMPTION...........................    The Company may redeem the 30-Year Debentures
                                                  in whole or in part at a redemption price
                                                  described herein plus accrued interest thereon
                                                  to the date of redemption.
MANDATORY SINKING FUND........................    None.


                     CERTAIN COMMON TERMS OF THE SECURITIES


COVENANTS.....................................    The Indenture (as defined herein) will contain
                                                  covenants that will limit the ability of the
                                                  Company and its subsidiaries to incur liens
                                                  secured by indebtedness of the Company and to
                                                  engage in sale and lease- back transactions.
                                                  See "Description of the Securi-
                                                  ties -- Covenants."
USE OF PROCEEDS...............................    The net proceeds from the Offering will be
                                                  used to repurchase the Outstanding Securities
                                                  pursuant to the Tender Offers. See "-- Recent
                                                  Developments -- Refinancing Outstanding
                                                  Indebtedness" and "Use of Proceeds."

                                USE OF PROCEEDS


     The estimated net proceeds to the Company from the sale of the Securities offered hereby are expected to be approximately $595.0. The Company currently contemplates that the net proceeds from the Offering will be used to repurchase the Outstanding Securities pursuant to the Tender Offers. The Company does not intend to consummate this Offering unless it consummates the Tender Offers. Pending application of the net proceeds from the Offering, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade debt securities or to reduce indebtedness under the Bank Credit Agreement or commercial paper program.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and the capitalization of the Company as of June 14, 1997, and as adjusted to give effect to the completion of the Tender Offers (assuming $548.7 million of the Outstanding Securities are tendered and accepted for payment in the Tender Offers) and the Offering. The table should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes incorporated herein by reference. See "Available Information" and "Information Incorporated by Reference" in the accompanying Prospectus.


                                                                                    JUNE 14, 1997
                                                                             ---------------------------
                                                                              ACTUAL      AS ADJUSTED(1)
                                                                             --------     --------------
                                                                              (IN MILLIONS, UNAUDITED)
Short-Term Debt(2).......................................................... $  447.1        $  447.1
                                                                             ========        ========
Long-Term Debt
  Bank Credit Agreement(2).................................................. $1,605.2        $1,605.2
  Mortgage notes payable....................................................    147.1           147.1
  9.35% Senior Subordinated Notes due 1999..................................    161.5            59.8
  10.00% Senior Subordinated Notes due 2001.................................    241.4            89.3
  10.00% Senior Notes due 2002..............................................     59.1            21.9
  9.65% Senior Subordinated Debentures due 2004.............................    228.2            84.4
  9.30% Senior Secured Debentures due 2007..................................     70.7            26.2
  9.875% Senior Subordinated Debentures due 2007............................    110.0            40.7
  Medium-term notes(3)......................................................     65.5            65.5
  Securities offered hereby.................................................       --           600.0
  Other long-term debt......................................................    100.0           100.0
  Obligations under capital leases..........................................    232.1           232.1
  Other notes payable.......................................................    111.4           111.4
                                                                             --------        --------
          Total long-term debt..............................................  3,132.2         3,183.6
                                                                             --------        --------
Stockholders' equity
  Common Stock, par value $.01 per share; 233.4 million shares
     outstanding(4).........................................................      2.6             2.6
  Additional paid-in capital................................................  2,454.1         2,454.1
  Unexercised warrants purchased............................................   (322.7)         (322.7)
Cumulative translation adjustments..........................................      8.6             8.6
Retained earnings(5)........................................................  1,009.8           954.6
Less: treasury stock at cost; 31.4 million shares........................... (1,351.6)       (1,351.6)
                                                                             --------        --------
          Total stockholders' equity........................................  1,800.8         1,745.6
                                                                             --------        --------
            Total capitalization............................................ $4,933.0        $4,929.2
                                                                             ========        ========


---------------


(1) Assumes the purchase of $548.7 million of Outstanding Securities pursuant to the Tender Offers and the issuance of approximately $600.0 million of Securities in the Offering. The Company is unable to predict the exact aggregate principal amount of Outstanding Securities that will be tendered and accepted for payment in the Tender Offers. See "Prospectus Supplement Summary -- Recent Developments -- Refinancing Outstanding Indebtedness."


(2) Subsequent to June 14, 1997, the Company entered the commercial paper market. As of August 19, 1997, the Company had $1.5 billion of commercial paper outstanding, the proceeds of which were used to repay borrowings under the Bank Credit Agreement, and outstanding borrowings of $250.7 million under the Bank Credit Agreement.


(3) On August 14, 1997, the Company repurchased $40 million principal amount of its medium-term notes due June 1, 2003. The medium-term note repurchase resulted in an extraordinary loss after tax of $2.9 million.


(4) Does not include up to 21.1 million shares of common stock issuable upon exercise of outstanding stock options and 8.3 million shares of common stock issuable upon exercise of outstanding warrants.


(5) Retained earnings have been reduced by $55.2 million for estimated redemption premiums, tender fees and the write-off of existing deferred finance costs (after deducting estimated tax benefits); such premiums and tender fees are based on a hypothetical purchase price for each series of Outstanding Securities calculated as of July 31, 1997. Such reduction in retained earnings will be reflected as an extraordinary loss in the period during which the Outstanding Securities are tendered.

                            SELECTED FINANCIAL DATA


     The financial data below are derived from the audited Consolidated Financial Statements of the Company, except for the financial data for the 24-week periods ended June 14, 1997 and June 15, 1996, which are derived from unaudited financial statements. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes, which are incorporated herein by reference. See "Available Information" and "Information Incorporated by Reference" in the accompanying Prospectus. The results of operations for the 24 weeks ended June 14, 1997 and June 15, 1996 contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results for the 24 weeks ended June 14, 1997 are not necessarily indicative of the results expected for the full year.


                (Dollars in millions, except per-share amounts)


                                                    24 WEEKS ENDED
                                                  -------------------      52          52          52          52          52
                                                  JUNE 14,   JUNE 15,     WEEKS       WEEKS       WEEKS       WEEKS       WEEKS
                                                  1997(1)      1996       1996        1995        1994        1993        1992
                                                  --------   --------   ---------   ---------   ---------   ---------   ---------
RESULTS OF OPERATIONS:
Sales..........................................   $9,327.0   $7,828.1   $17,269.0   $16,397.5   $15,626.6   $15,214.5   $15,151.9
                                                  --------   --------   ---------   ---------   ---------   ---------   ---------
Gross profit...................................   2,650.8    2,194.6      4,774.2     4,492.4     4,287.3     4,123.3     4,149.9
Operating and administrative expense...........   (2,128.0)  (1,790.4)   (3,882.5)   (3,765.0)   (3,675.2)   (3,681.8)   (3,708.3)
                                                  --------   --------   ---------   ---------   ---------   ---------   ---------
Operating profit...............................     522.8      404.2        891.7       727.4       612.1       441.5       441.6
Interest expense...............................    (101.4)     (86.5)      (178.5)     (199.8)     (221.7)     (265.5)     (290.4)
Equity in earnings of unconsolidated
  affiliates...................................      21.5       21.2         50.0        26.9        27.3        33.5        39.1
Other income, net..............................       1.4        2.4          4.4         2.0         6.4         6.8         7.1
                                                  --------   --------   ---------   ---------   ---------   ---------   ---------
Income before income taxes, extraordinary loss
  and cumulative effect of accounting
  changes......................................     444.3      341.3        767.6       556.5       424.1       216.3       197.4
Income taxes...................................    (187.7)    (138.2)      (307.0)     (228.2)     (173.9)      (93.0)      (99.0)
                                                  --------   --------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary loss and cumulative
  effect of accounting changes.................     256.6      203.1        460.6       328.3       250.2       123.3        98.4
Extraordinary loss, net of tax benefit of $2.7,
  $1.3, $6.7, and $17.1........................      (4.2)        --           --        (2.0)      (10.5)         --       (27.8)
Cumulative effect of accounting changes, net of
  tax benefit of $12.0.........................        --         --           --          --          --          --       (27.1)
                                                  --------   --------   ---------   ---------   ---------   ---------   ---------
Net income.....................................   $ 252.4    $ 203.1    $   460.6   $   326.3   $   239.7   $   123.3   $    43.5
                                                  --------   --------   ---------   ---------   ---------   ---------   ---------
Earnings per common share and common share
  equivalent (fully diluted)...................   $  1.03    $  0.85    $    1.93   $    1.34   $    0.97   $    0.50   $    0.18
FINANCIAL STATISTICS:
Same-store sales(2)............................      2.5%       5.6%         5.1%        4.6%        4.4%        2.1%       (1.6%)
Gross profit margin............................    28.42%     28.03%       27.65%      27.40%      27.44%      27.10%      27.39%
Operating and administrative expense as a
  percent of sales.............................    22.82%     22.87%       22.48%      22.96%      23.52%      24.20%      24.47%
Operating profit margin........................      5.6%       5.2%         5.2%        4.4%        3.9%        2.9%        2.9%
Capital expenditures(3)........................   $ 204.4    $ 182.7    $   620.3   $   503.2   $   352.2   $   290.2   $   553.4
Depreciation and amortization..................     192.9      153.8        338.5       329.7       326.4       330.2       320.3
Total assets...................................   8,119.4    5,160.3      5,545.2     5,194.3     5,022.1     5,074.7     5,225.8
Total debt.....................................   3,579.3    1,960.7      1,984.2     2,190.2     2,196.1     2,689.2     3,048.6
Stockholders' equity...........................   1,800.8    1,015.8      1,186.8       795.5       643.8       382.9       243.1
Weighted average common shares and common share
  equivalents (fully diluted) (in millions)....     245.3      239.5        238.4       243.5       247.1       246.9       238.0
Ratio of earnings to fixed charges(4)..........      3.92       3.47         3.63        2.81        2.28        1.51        1.39
OTHER STATISTICS:
Total stores at period-end.....................     1,367      1,053        1,052       1,059       1,062       1,078       1,103
Remodels completed during the period(5)........        48         48          141         108          71          45          63
Total retail square footage at period-end (in
  millions)....................................      52.4       40.0         40.7        40.1        39.5        39.4        39.7


---------------


(1) Safeway completed the acquisition of Vons on April 8, 1997. The results of operations of Vons are included in the Company's results of operations as of the beginning of the second quarter of 1997.



(2) Reflects sales increases (decreases) for stores operating the entire measurement period in both the current and prior periods and does not include replacement stores. The 1997 and 1996 same-store sales figures exclude British Columbia stores, which were closed during a labor dispute during the second and third quarters of 1996. Same-store sales for the 24-week period ended June 14, 1997 includes Vons stores for the second 12 weeks of that period.



(3) Defined under "Business -- Capital Expenditure Program."


(4) The Company's ratio of earnings to fixed charges during 1993 was adversely affected by a $54.9 million charge to operating and administrative expense for severance payments made to retail employees in the Alberta, Canada division as part of a voluntary employee buyout. Excluding this charge, the ratio of earnings to fixed charges for 1993 would have been 1.66.


(5) Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL


     On April 8, 1997, Safeway completed the Merger, pursuant to which Safeway issued 1.425 shares of Safeway common stock for each share of Vons common stock that Safeway did not already own, or a total of 41.6 million shares of Safeway common stock. Vons is now a wholly owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial position and results of operations.


     In connection with the Merger, Safeway repurchased 32.0 million shares of Safeway common stock from a partnership affiliated with KKR at $43 per share, for an aggregate purchase price of $1.376 billion. To finance the Repurchase, Safeway entered into the Bank Credit Agreement, which provides for, among other things, increased borrowing capacity, extended maturities and the opportunity to pay lower interest rates based on interest coverage ratios or public debt ratings. The Company has since refinanced these borrowings with commercial paper. As a result of the Repurchase, Safeway increased its debt and interest expense, but also reduced the number of common shares outstanding used to calculate earnings per share. This reduction of 32.0 million shares partially offsets the 41.6 million shares issued pursuant to the Merger.

RESULTS OF OPERATIONS


  12 weeks and 24 weeks ended June 14, 1997 compared to 12 weeks and 24 weeks ended June 15, 1996


     Safeway's income before extraordinary loss was $134.1 million ($0.54 per share) for the second quarter of 1997, compared to $106.7 million ($0.44 per share) in 1996. The Company incurred an extraordinary loss of $4.2 million ($0.02 per share) in the second quarter of 1997 for the early retirement of debt, which reduced net income to $129.9 million ($0.52 per share). As described below, quarterly results in both years were affected by labor disputes, and the second quarter of 1997 was affected by the Merger. For the first 24 weeks of 1997, Safeway's income before extraordinary loss was $256.6 million ($1.05 per share), compared to $203.1 million ($0.85 per share) in 1996.

     During the second quarter of 1997, Safeway was engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. The Company estimates that the strike reduced second-quarter 1997 net income by approximately $0.07 per share. Labor disputes in the British Columbia and Denver operating areas reduced second-quarter 1996 net income by an estimated $0.05 per share.

     Safeway's second-quarter 1997 income statement consolidates Safeway's and Vons' operating results for the full quarter, while the second quarter 1996 income statement includes only Safeway's operating results and reflects its 35% equity interest in Vons. In order to facilitate an understanding of the Company's operations, the following discussions of sales, gross profit and operating and administrative expenses include comparisons with second-quarter 1996 pro forma combined financial information. This pro forma information is based on the 1996 second-quarter historical financial statements of the two companies as if the Merger had occurred at the beginning of that quarter, and has been adjusted to conform Vons' accounting policies to Safeway's.

     Due to the Merger in the second quarter of 1997, total sales increased 33% on a historical basis from $3.95 billion in 1996 to $5.25 billion in 1997. Pro forma combined sales for the second quarter of 1996 were $5.21 billion, representing an increase of 0.8%. Excluding Alberta, identical-store sales (stores operating the entire measurement period in both years excluding replacement stores), increased 2.0%, or 3.0% on a comparable-store basis (which includes replacement stores). Including Alberta, identical-store sales decreased 1.0%, or a 0.1% decrease on a comparable-store basis. Same-store sales softened in the second quarter of 1997 compared to other recent quarterly results, largely because of the effect of deflation and the timing of the Easter holiday. For the first 24 weeks of the year, total sales increased 19% on a historical basis to $9.33 billion in 1997 from $7.83 billion in 1996, primarily as a result of the Merger.

     Gross profit was 28.68% of sales in the second quarter of 1997 compared to 27.93% in 1996 on a historical basis and 28.42% on a pro forma basis. Improvements in buying practices and product mix were partially offset by investments to drive sales in various regions. In addition, the Company did not record LIFO expense in the second quarter of 1997, reflecting management's expectation of little or no inflation for the full year. For the first 24 weeks of the year, on a historical basis gross profit was 28.42% of sales in 1997 compared to 28.03% in 1996.

     Operating and administrative expense was 23.00% of sales in the second quarter of 1997 compared to 22.61% in 1996 due to the effect in 1997 of Vons' higher operating and administrative expense margin. On a pro forma combined basis, operating and administrative expense for the second quarter of 1997 was down 34 basis points from 23.34% last year. Efforts to reduce or control expenses combined with increased sales have continued to result in lower operating and administrative expenses as a percentage of sales on a pro forma basis. For the first 24 weeks of the year, operating and administrative expense on a historical basis fell slightly to 22.82% of sales in 1997 from 22.87% in 1996. It is expected that Safeway's operating and administrative expense-to-sales ratio will increase compared to historical results because Vons' operating and administrative expense ratio, when conformed to Safeway's presentation, has historically been higher than Safeway's. In addition, annual goodwill amortization will increase by approximately $25 million. Safeway plans to apply its cost reduction, sales growth and capital management strategies to Vons' operations in an effort to offset these negative effects, although there can be no assurance as to the results Safeway will be able to achieve in this regard.


     As a result of the interest on the debt incurred on April 8, 1997 to consummate the Repurchase, interest expense rose to $62.7 million for the second quarter of 1997 compared to $42.2 million in 1996, and to $101.4 million for the first 24 weeks of 1997 compared to $86.5 million in 1996. On April 30, 1997, Safeway purchased interest rate caps with a notional principal amount of $850 million at 7% for two years. These caps are intended to provide partial protection from the exposure to higher floating interest rates over the life of the cap.


     At the end of the second quarter of 1997, Safeway's investment in unconsolidated affiliates consisted of a 49% interest in Casa Ley, which operated 71 food and general merchandise stores in western Mexico. Income from Safeway's equity investment in Casa Ley increased slightly to $4.3 million in the second quarter of 1997 from $4.1 million in 1996. For the first 24 weeks of the year, Safeway's share of Casa Ley's earnings rose to $9.3 million in 1997 from $8.1 million in 1996. Safeway's share of Vons' earnings, recorded on a one-quarter delay basis, was $12.2 million for the first quarter of 1997, $7.2 million in the first quarter of 1996, and $13.1 million in the first 24 weeks of 1996.

     The Company's income tax rate increased to 42.25% for the first 24 weeks of 1997 from 39.98% in the first quarter of the year due to the increase in nondeductible goodwill amortization resulting from the Merger.

  1996 compared to 1995 and 1994

     Safeway's net income was $460.6 million ($1.93 per share) in 1996, $326.3 million ($1.34 per share) in 1995, and $239.7 million ($0.97 per share) in 1994. In 1995 and 1994, income before extraordinary items was $328.3 million ($1.35 per share) and $250.2 million ($1.01 per share).

     During the second and third quarters of 1996, Safeway was engaged in a labor dispute in British Columbia which lasted 40 days and affected 86 stores. Under Provincial law in British Columbia, replacement workers could not be hired, and therefore all the affected stores were closed throughout the strike-lockout. Separately, the Company was engaged in a strike-lockout in the Denver operating area which lasted 44 days also during the second and third quarters of 1996. All of the Denver stores operated during the strike-lockout, largely with replacement workers. Safeway estimates that the combined impact of both disputes reduced 1996 earnings by approximately $0.14 per share.

     A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. The Company estimates that the dispute reduced 1995 earnings by an estimated $0.025 per share.


     Sales were $17.3 billion in 1996, $16.4 billion in 1995 and $15.6 billion in 1994. Annual same-store sales (sales of stores operating the entire measurement period in both 1996 and 1995, including stores that remained open during strikes or lockouts) increased 5.1% in 1996 and 4.6% in 1995. British Columbia stores were closed during the strike-lockout, and therefore are excluded from 1996 annual same-store sales. 1996 marked the third consecutive year that same-store sales exceeded 4%. Through year-end 1996, Safeway had achieved 14 consecutive quarters of same-store sales increases in excess of 3%. Safeway has reinvested cost savings into more competitive pricing, improved store standards and enhanced customer service, which Safeway believes has resulted in increased sales. Safeway's efforts to upgrade store standards and customer service have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. In addition, management believes that the success of the Safeway SELECT line of premium quality private label products also contributed to sales growth since its introduction in 1993.



     Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. Beginning with the first quarter of 1996, Safeway classified all in-store bakery production labor costs as operating and administrative expense. Previously, a portion of this labor cost was classified as a component of cost of goods sold. All prior periods have been reclassified to conform to the new presentation. Gross profit of 27.65% of sales in 1996 was up from 27.40% in 1995 and 27.44% in 1994. During 1996, Safeway continued to make progress in lowering its cost of sales through better buying practices, improved product mix, lower advertising expenses, distribution efficiencies, and manufacturing plant closures and consolidations. These improvements were offset during the second and third quarters of 1996 by the impact of the labor disputes in Denver and British Columbia, and by efforts to rebuild sales in those areas during the fourth quarter of the year. In addition, Safeway continued to reinvest cost savings throughout 1996 to maintain its competitive position.



     At year-end 1996, operating and administrative expense as a percentage of sales had declined each year since 1992 due to both sales increases and efforts to control costs. Efforts to control costs have included overhead reduction in the Company's administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of corporate perquisites and the general encouragement of a "culture of thrift" among employees. As a result, operating and administrative expense fell to 22.48% of sales in 1996 from 22.96% in 1995 and 23.52% in 1994.



     Interest expense fell to $178.5 million in 1996, from $199.8 million in 1995, and $221.7 million in 1994. Interest expense declined in 1996 due to a combination of lower interest rates and reduced debt levels. In 1995, interest expense declined primarily due to lower average debt outstanding resulting from Safeway's strong cash flow from operations.



     Equity in earnings of unconsolidated affiliates, recorded on a one-quarter delay basis, rose to $50.0 million in 1996 compared to $26.9 million in 1995 and $27.3 million in 1994. At year-end 1996, Safeway held a 34.4% interest in Vons, which operated 320 grocery stores located primarily in southern California, and a 49% interest in Casa Ley, which operated 71 food and general merchandise stores in western Mexico.


     Safeway's share of Vons' earnings was $31.2 million in 1996, compared to $18.3 million in 1995 and $11.6 million in 1994. In 1994, Vons reported a restructuring charge which decreased Safeway's share of Vons' earnings by $3.9 million. According to Vons, this restructuring charge included anticipated expenses associated with a program to close underperforming stores and reduce workforce.

     Income from Safeway's equity investment in Casa Ley increased to $18.8 million in 1996 from $8.6 million in 1995 and $15.7 million in 1994. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. During 1996, interest rates and inflation in Mexico moderated and Casa Ley's financial results have gradually improved.


     In 1995 and 1994, Safeway's net income was reduced by extraordinary losses of $2.0 million ($0.01 per share) and $10.5 million ($0.04 per share) for the early retirement of debt. The extraordinary losses represent the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefits. Depending on market conditions, Safeway may continue to purchase and retire long-term debt.



     SSI Equity Associates, L.P. ("SSI"), a related party, is a limited partnership whose sole assets consist of warrants to purchase 23.4 million shares of Safeway common stock at $1.00 per share. In 1995, the Company acquired 50.7% of the partnership interests in SSI for $196.2 million with proceeds from bank borrowings. During 1996, Safeway acquired an additional 13.8% of the partnership interests in SSI for $126.5 million, again with proceeds from bank borrowings. In calculating earnings per share, Safeway considers the warrants to be common stock equivalents.


LIQUIDITY AND FINANCIAL RESOURCES

     Net cash flow from operations for the first 24 weeks of 1997 was $347.2 million, compared to $322.6 million in 1996.

     Cash flow used by investing activities for the first 24 weeks of 1997 was $93.8 million, compared to $148.9 million in 1996. The change in cash flow used by investing activities is primarily the result of the acquisition of Vons' cash, offset by increased capital expenditures to open four new stores, continue construction of a manufacturing plant in California and begin work on a new distribution center in Maryland.

     Cash flow used by financing activities for the first 24 weeks of the year was $296.4 million in 1997, compared to $229.8 million in 1996, reflecting the Repurchase and the early retirement of $150 million of long-term debt, partially offset by the debt incurred in connection with the Repurchase.

     Net cash flow from operations as presented on the Company's Consolidated Statements of Cash Flows, incorporated herein by reference, is an important measure of cash generated by the Company's operating activities. Operating cash flow, as defined below, is similar to net cash flow from operations because it excludes certain noncash items. However, operating cash flow also excludes interest expense, income taxes and changes in working capital. Management believes that operating cash flow is relevant because it assists investors in evaluating Safeway's ability to service its debt by providing a commonly used measure of cash available to pay interest, and facilitates comparisons of Safeway's results of operations with those of companies having different capital structures. Safeway's computation of operating cash flow is as follows (dollars in millions):


                                      12 WEEKS ENDED        24 WEEKS ENDED
                                    -------------------   -------------------
                                    JUNE 14,   JUNE 15,   JUNE 14,   JUNE 15,   52 WEEKS   52 WEEKS   52 WEEKS
                                      1997       1996       1997       1996       1996       1995       1994
                                    --------   --------   --------   --------   --------   --------   --------
Income before income taxes and
  extraordinary loss..............   $240.2     $179.2     $444.3     $341.3    $ 767.6    $ 556.5     $424.1
LIFO expense......................       --        2.3        2.3        4.6        4.9        9.5        2.7
Interest expense..................     62.7       42.2      101.4       86.5      178.5      199.8      221.7
Depreciation and amortization.....    112.2       78.2      192.9      153.8      338.5      329.7      326.4
Equity in earnings of
  unconsolidated affiliates.......     (4.3)     (10.0)     (21.5)     (21.2)     (50.0)     (26.9)     (27.3)
                                     ------     ------     ------     ------    --------   --------    ------
Operating cash flow...............   $410.8     $291.9     $719.4     $565.0    $1,239.5   $1,068.6    $947.6
                                     ======     ======     ======     ======    ========   ========    ======
As a percent of sales.............    7.83%      7.40%      7.71%      7.22%      7.18%      6.52%      6.06%
                                     ======     ======     ======     ======    ========   ========    ======
As a multiple of interest
  expense.........................    6.55x      6.92x      7.09x      6.53x      6.94x      5.35x      4.27x
                                     ======     ======     ======     ======    ========   ========    ======


     Based upon the current level of operations of Safeway and Vons, and anticipated operating improvements and cost savings resulting in part from the Merger, Safeway believes that operating cash flow of the Company and other sources of liquidity, including borrowings under Safeway's commercial paper program and the Bank Credit Agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that anticipated operating improvements or cost savings can be achieved. As of August 19, 1997 the Company had (i) $1.5 billion of commercial paper outstanding, the proceeds of which were used to pay down borrowings under the Bank Credit Agreement, and (ii) outstanding borrowings of $250.7 million under the Bank Credit Agreement. The Bank Credit Agreement will be used primarily as a backup facility to the commercial paper program.

  Capital Expenditure Program


     A component of the Company's long-term strategy is its capital expenditure program. During the first two quarters of 1997, Safeway and Vons together invested $204 million in capital expenditures to, among other things, open 10 new stores and continue the construction of a manufacturing plant in California and a new distribution center in Maryland. Combined capital expenditures for Safeway and Vons in fiscal 1997 are expected to exceed $800 million. Safeway expects to open 40 to 45 new stores and complete more than 180 remodels in 1997.

                                    BUSINESS

     The Company was founded in 1926 and, as of June 14, 1997, operated 1,367 stores in the United States and Canada. Based on sales, the Company is the second largest food and drug chain in North America. U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the MidAtlantic region. Canadian retail operations are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its 10 retail operating areas, the Company believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

     Since 1992, the Company has focused on three priorities for improving its operating results: (1) controlling costs; (2) increasing sales; and (3) improving capital management. The Company has made substantial progress in these areas and plans to apply these priorities to Vons' operations in an effort to improve Vons' financial performance, but there can be no assurance as to the results the Company will be able to achieve in this regard.

RETAIL OPERATIONS

  Stores

     Safeway operates stores ranging in size from approximately 5,900 square feet to over 82,000 square feet. Safeway determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Most Safeway stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In most of Safeway's larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere. Safeway's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies.

     Safeway continues to operate a number of smaller stores which offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

     The following table summarizes the stores operated by Safeway by size at June 14, 1997:

                                                           NUMBER       PERCENT
                                                          OF STORES     OF TOTAL
                                                          ---------     --------
                Less than 30,000 square feet.............     387          28.3%
                30,000 to 50,000.........................     730           53.4
                More than 50,000.........................     250           18.3
                                                            -----          -----
                Total stores.............................   1,367         100.0%
                                                            =====          =====

  Store Ownership

     At June 14, 1997, Safeway owned more than one-third of the stores it operates. Safeway leases the remaining stores. In recent years, the Company has preferred ownership because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

  Merchandising

     Safeway's operating strategy is to provide superior value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. Pharmacies, specialty departments and special services are designed to provide one-stop shopping for today's busy shoppers.

     Safeway's merchandising strategy emphasizes high quality perishables, including in-store bakery, produce, floral, delicatessen and meat departments.

     Safeway has introduced a line of over 700 premium corporate brand products since 1993 under the "Safeway SELECT" banner. These products include soft drinks, pasta and pasta sauces, salsa, whole bean coffee, cookies, ice cream, yogurt, pet food and laundry detergent. The line also includes Safeway SELECT "Enlighten" items such as no-fat salad dressings and low-sodium quick lunches, and Safeway SELECT "Gourmet Club" frozen entrees and hors d'oeuvres.

     The Safeway SELECT line is designed to offer premium quality products that are equal or superior to comparable best-selling nationally advertised brands, are offered at more competitive prices, or are not available from national brand manufacturers. Safeway also offers a wide selection of private label products under well-known and respected brand names such as Safeway, Vons, Lucerne, Jerseymaid and Mrs. Wright's, which Safeway believes are equivalent in quality to comparable nationally advertised brands.

     The Company continually refines its merchandising strategies which are designed to identify and accommodate changing demographics, lifestyles and product preferences of its customers. Safeway has intensified its efforts to improve in-stock conditions and enhance merchandise presentation and selection.

MANUFACTURING AND WHOLESALE OPERATIONS


     The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, approximately one-half of Safeway's private label merchandise is manufactured in company-owned plants, and the remainder is purchased from third parties.


     During 1993, Safeway began a review to identify manufacturing operations that were not providing acceptable returns. This review resulted in the sale or closure of 17 plants from 1993 through 1996 and a reorganization of the manufacturing division administrative office during 1994. In 1997, Safeway expects to open a new manufacturing facility in California to replace a facility closed in early 1997. The ongoing review of all remaining manufacturing operations may result in additional plant closures.

     Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

     Safeway operated the following manufacturing and processing facilities at June 14, 1997:

                                                             U.S.      CANADA
                                                             ----      ------
                Milk plants...............................     7          3
                Bread baking plants.......................     6          2
                Ice cream plants..........................     5          2
                Cheese and meat packaging plants..........     2          1
                Soft drink bottling plants................     4         --
                Fruit and vegetable processing plants.....     1          3
                Other food processing plants..............     3          2
                Pet food plants...........................     1         --
                                                              --         --
                          Total...........................    29         13
                                                              ==         ==

     In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.

DISTRIBUTION


     Each of Safeway's retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 13 distribution/warehousing centers (10 in the United States and three in Canada), which collectively provide the majority of all products to stores operated by the Company. Safeway's distribution centers in northern California and British Columbia are operated by a third party. Management regularly reviews distribution operations focusing on whether these operations support their operating areas in a cost-effective manner. As a result of such reviews, Safeway has begun construction of a new replacement distribution center in Maryland.


CAPITAL EXPENDITURE PROGRAM

     A component of the Company's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds new stores, remodels, advances in information technology, and other facilities, including plant and distribution facilities and corporate headquarters. In the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments.

     The table below reconciles cash paid for property additions reflected in the Company's Consolidated Statements of Cash Flows, incorporated herein by reference, to Safeway's broader definition of capital expenditures, excluding Vons (dollars in millions):

                                                              1996       1995       1994
                                                             ------     ------     ------
    Cash paid for property additions........................ $541.8     $450.9     $339.9
    Less: Purchases of previously leased properties.........  (13.2)      (9.9)     (54.5)
    Plus: Present value of all lease obligations incurred...   91.7       62.2       55.5
      Mortgage notes assumed in property acquisitions.......     --         --       11.3
                                                             ------     ------     ------
              Total capital expenditures.................... $620.3     $503.2     $352.2
                                                             ======     ======     ======
    Capital expenditures as a percent of sales..............   3.6%       3.1%       2.3%
    New stores opened.......................................     30         32         20
    Stores closed or sold...................................     37         35         36
    Remodels................................................    141        108         71
    Total retail square footage at year-end (in millions)...   40.7       40.1       39.5


     Improved operations and lower project costs have raised the return on capital projects, allowing Safeway to increase capital expenditures to $620 million in 1996 from $503 million in 1995 and $352 million in 1994. During the first two quarters of 1997, Safeway and Vons together invested $204 million in capital expenditures to, among other things, open 10 new stores and continue the construction of a manufacturing plant in California and a new distribution center in Maryland. Combined capital expenditures for Safeway and Vons in fiscal 1997 are expected to exceed $800 million. Safeway expects to open 40 to 45 new stores and complete more than 180 remodels in 1997.

                         DESCRIPTION OF THE SECURITIES

     The following description of the particular terms of the Securities offered hereby (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

     The Securities are to be issued under an Indenture (the "Indenture") between the Company, as issuer, and The Bank of New York, as trustee ("the Trustee"), and will constitute three different series of Debt Securities described in the accompanying Prospectus. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms that are made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus or the Indenture. As used in this "Description of the Securities," all references to the Company shall mean Safeway Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries.

     Each series of Securities is being sold separately and not as a unit.

CERTAIN TERMS OF THE 7-YEAR NOTES


     The 7-Year Notes will be limited to $          aggregate principal amount
and will mature on September   , 2004. The 7-Year Notes will be unsecured
obligations of the Company and will be issued in denominations of $1,000 and integral multiples of $1,000.


CERTAIN TERMS OF THE 10-YEAR NOTES


     The 10-Year Notes will be limited to $          aggregate principal amount
and will mature on September   , 2007. The 10-Year Notes will be unsecured
obligations of the Company and will be issued in denominations of $1,000 and integral multiples of $1,000.


CERTAIN TERMS OF THE 30-YEAR DEBENTURES


     The 30-Year Debentures will be limited to $          aggregate principal
amount and will mature on September   , 2027. The 30-Year Debentures will be
unsecured obligations of the Company and will be issued in denominations of $1,000 and integral multiples of $1,000.


CERTAIN COMMON TERMS OF THE SECURITIES


     The 7-Year Notes, the 10-Year Notes, and the 30-Year Debentures will bear interest at the respective rates shown on the front cover of this Prospectus
Supplement from September   , 1997, payable on March   and September   of each
year, commencing March   , 1998, to the persons in whose names the Securities
are registered on the preceding   and   , respectively.


     Principal and interest on the Securities will be payable, the transfer of Securities will be registrable and the Securities may be presented for exchange, at the office or agency of the Company maintained for such purpose (which initially will be the corporate trust office of the Trustee located at 101 Barclay Street, New York, New York 10286, Attention: Corporate Trust Services). So long as the Securities are represented by Global Debt Securities, the interest payable on the Securities will be paid to Cede & Co., the nominee of the Depository, or its registered assigns as the registered owner of such Global Debt Securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the Securities are no longer represented by a Global Debt Security, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto. No service charge will be made for any transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     No sinking fund is provided for the Securities.

OPTIONAL REDEMPTION

     Each series of Securities will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of
(i) 100% of the principal amount of such series of Securities then outstanding or (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.10%.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.


     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such redemption date.


     "Reference Treasury Dealer" means (a) each of Goldman, Sachs & Co., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc and Smith Barney Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Securities to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Securities or portions thereof called for redemption.

LEVERAGE

     As of June 14, 1997, the Company had approximately $3.6 billion of outstanding indebtedness. Although the combined effect of the Tender Offers and this Offering is expected to reduce the

Company's interest expense, the Company will continue to have indebtedness that is substantial in relation to its stockholders' equity. At June 14, 1997, on a pro forma basis after giving effect to this Offering and the Tender Offers, the Company would have had a ratio of total debt to stockholders' equity of 1.8 to
1.0. See "Capitalization." The ability of Safeway to satisfy its obligations with respect to the Securities will be dependent upon Safeway's future performance, which will be subject to financial and business conditions and other factors.

RANKING


     With respect to the assets of Safeway, the Securities will be senior unsecured indebtedness of the Company and will rank pari passu in right of payment with all other senior unsecured obligations of the Company, including the Company's obligations under the Bank Credit Agreement (which is currently unsecured), and senior in right of payment to all existing and future subordinated debt of the Company. Safeway conducts certain of its operations through direct and indirect wholly owned subsidiaries, including Canada Safeway Limited and Vons. Accordingly, Safeway could be dependent on the earnings of its subsidiaries to meet its debt obligations, including the Securities, if its future performance, excluding the operations of its subsidiaries, is not adequate to allow Safeway to satisfy those obligations. Although such earnings may be provided to Safeway by its subsidiaries through dividends and payments on intercompany indebtedness, certain outstanding indebtedness of Vons (which is redeemable at the option of Vons commencing October 1, 1997) restricts the payment of dividends by Vons to Safeway. In addition, under applicable law, Safeway's subsidiaries may be limited in the amount that they are permitted to pay as dividends on their capital stock. Also as a result of this structure, the claims of holders of the Securities effectively will be subordinated to the claims of creditors of such subsidiaries as to the assets of such subsidiaries, which claims include trade payables, obligations of Canada Safeway Limited and Vons under the Bank Credit Agreement and certain other indebtedness of such subsidiaries.


COVENANTS

  Limitation on Liens


     The Indenture will provide that, with respect to each series of Securities, the Company will not, nor will it permit any of its Subsidiaries to, create, incur, or permit to exist, any Lien on any of their respective properties or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any Indebtedness of the Company, without effectively providing that such series of Securities shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except: (i) Liens existing as of the closing date of the Offering (the "Closing Date"); (ii) Liens granted after the Closing Date on any assets or properties of the Company or any of its Subsidiaries securing Indebtedness of the Company created in favor of the Holders of such series; (iii) Liens securing Indebtedness of the Company which is incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the Indenture; provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries other than the property or assets securing the Indebtedness being refinanced and that the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness being refinanced; (iv) Permitted Liens; and (v) Liens created in substitution of or as replacements for any Liens permitted by the preceding clauses (i) through
(iv), provided that, based on a good faith determination of an officer of the Company, the property or asset encumbered under any such substitute or replacement Lien is substantially similar in nature to the property or asset encumbered by the otherwise permitted Lien which is being replaced.



     Notwithstanding the foregoing, the Company and any Subsidiary of the Company may, without securing any series of Securities, create, incur or permit to exist Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto and at the time of determination, Exempted Debt does not exceed the greater of (i) 10% of Consolidated Net Tangible Assets or (ii) $350,000,000.

  Limitation on Sale and Lease-Back Transactions


     The Indenture will provide that the Company will not, nor will it permit any of its Subsidiaries to, enter into any sale and lease-back transaction for the sale and leasing back of any property or asset, whether now owned or hereafter acquired, of the Company or any of its Subsidiaries (except such transactions (i) entered into prior to the Closing Date or (ii) for the sale and leasing back of any property or asset by a Subsidiary of the Company to the Company or (iii) involving leases for less than three years or (iv) in which the lease for the property or asset is entered into within 120 days after the later of the date of acquisition, completion of construction or commencement of full operations of such property or asset) unless (a) the Company or such Subsidiary would be entitled under the Limitation on Liens covenant above to create, incur or permit to exist a Lien on the assets to be leased in an amount at least equal to the Attributable Liens in respect of such transaction without equally and ratably securing the Securities of that series, or (b) the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase or acquisition (or in the case of real property, the construction) of assets or to the repayment of Indebtedness of the Company or a Subsidiary of the Company which by its terms matures not earlier than one year after the date of such retirement.


  Consolidation, Merger and Sale of Assets

     The Indenture will provide that the Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, any person (a "successor person") unless (i) the Company is the surviving corporation or the successor person (if other than the Company) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes the Company's obligations on such series of Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default shall have occurred and be continuing under the Indenture and (iii) certain other conditions are met.

EVENTS OF DEFAULT

     In addition to the Events of Default set forth in the Prospectus, the following is an Event of Default with respect to each series of Securities: acceleration of $150,000,000 or more, individually or in the aggregate, in principal amount of Indebtedness of the Company under the terms of the instrument under which such Indebtedness is issued or secured, except as a result of compliance with applicable laws, orders or decrees, if such Indebtedness shall not have been discharged or such acceleration is not annulled within 10 days after written notice.

DEFEASANCE


     The provisions described under "Description of Debt
Securities -- Defeasance of Debt Securities and Certain Covenants in Certain Circumstances" in the accompanying Prospectus are applicable to the Securities.


BOOK-ENTRY, DELIVERY AND FORM

     Each series of Securities will be represented by one or more Global Debt Securities that will be deposited with, or on behalf of, the Depository and registered in the name of Cede & Co., the nominee of the Depository.

     The Depository has advised the Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "Clearing corporation" within the meaning of the New York Uniform Commercial Code and a "Clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depository only through participants.

     Unless and until it is exchanged in whole or in part for Certificated Debt Securities, in definitive form, a Global Debt Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor depository or a nominee of such successor depository.


     A further description of the Depository's procedures with respect to the Securities is set forth in the accompanying Prospectus under the heading "Description of Debt Securities -- Transfer and Exchange -- Global Debt Securities and Book-Entry System."


CERTAIN DEFINITIONS

     "Attributable Liens" means in connection with a sale and lease-back transaction the lesser of (a) the fair market value of the assets subject to such transaction and (b) the present value (discounted at a rate per annum equal to the average interest borne by all outstanding Securities of each series determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

     "Bank Credit Agreement" means the Credit Agreement dated as of April 8, 1997 among the Company, Vons and Canada Safeway Limited, as borrowers, Bankers Trust Company, as administrative agent, The Chase Manhattan Bank, as syndication agent, The Bank of Nova Scotia and Bank of America National Trust and Savings Association, as documentation agents, and the other lenders which are parties thereto, as such agreement may be amended (including any amendment, restatement and successors thereof), supplemented or otherwise modified from time to time, including any increase in the principal amount of the obligations thereunder.

     "Capital Lease" means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

     "Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (i) all current liabilities of the Company and its Subsidiaries and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles, determined on a consolidated basis in accordance with GAAP.


     "Exempted Debt" means the sum of the following as of the date of determination: (i) Indebtedness of the Company incurred after the Closing Date and secured by Liens not otherwise permitted by the first sentence under Limitation on Liens above, and (ii) Attributable Liens of the Company and its Subsidiaries in respect of sale and lease-back transactions entered into after the Closing Date, other than sale and lease-back transactions permitted by the limitation on sale and lease-back transactions set forth under Limitation on Sale and Lease-Back Transactions above. For purposes of determining whether or not a sale and lease-back transaction is "permitted" by Limitation on Sale and Lease-Back Transactions, the last paragraph under Limitation on Liens above (creating an exception for Exempted Debt) will be disregarded.


     "Indebtedness" of any person means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet), and shall also include, to the extent not otherwise included, the guaranty of items which would be included within this definition.

     "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).


     "Permitted Liens" means (i) Liens securing Indebtedness of the Company under the Bank Credit Agreement and any initial or subsequent renewal, extension, refinancing, replacement or refunding thereof; (ii) Liens on accounts receivable, merchandise inventory, equipment, and patents, trademarks, trade names and other intangibles, securing Indebtedness of the Company; (iii) Liens on any asset of the Company, any Subsidiary of the Company, or any Joint Venture to which the Company or any of its Subsidiaries is a party, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations; (iv)(a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, and (b) Liens existing on property at the time of acquisition thereof or at the time of acquisition by the Company or a Subsidiary of the Company of any person then owning such property whether or not such existing Liens were given to secure the payment of the purchase price of the property to which they attach; provided that, with respect to clause (a), the Liens shall be given within 24 months after such acquisition and shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon; (v) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (vi) Liens upon specific items of inventory or other goods and proceeds of any person securing such person's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (vii) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (viii) Liens on key-man life insurance policies granted to secure Indebtedness of the Company against the cash surrender value thereof; (ix) Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing Indebtedness of the Company under Interest Swap Obligations and Currency Agreements and forward contract, option, futures contracts, futures options or similar agreements or arrangements designed to protect the Company or any of its Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (x) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business and (xi) Liens in favor of the Company or any Subsidiary of the Company.


     "Subsidiary" of any specified person means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such person, or by one or more other Subsidiaries, or by such person and one or more other Subsidiaries.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters have severally agreed to purchase, the principal amount of the Securities set forth opposite its name below:


                                                       PRINCIPAL      PRINCIPAL      PRINCIPAL
                                                       AMOUNT OF      AMOUNT OF      AMOUNT OF
                                                         7-YEAR        10-YEAR        30-YEAR
                    UNDERWRITER                          NOTES          NOTES        DEBENTURES
----------------------------------------------------   ----------     ----------     ----------
Goldman, Sachs & Co.................................   $              $              $
Lehman Brothers Inc. ...............................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................
Morgan Stanley & Co. Incorporated...................
Salomon Brothers Inc................................
Smith Barney Inc. ..................................
                                                       --------       --------       --------
          Total.....................................
                                                       ========       ========       ========


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Securities, if any are taken.

     The Underwriters propose to offer the Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of     % of the principal amount in the case of the 7-Year
Notes,     % of the principal amount in the case of the 10-Year Notes and     %
of the principal amount in the case of the 30-Year Debentures. The Underwriters
may allow, and such dealers may reallow, a concession not to exceed     % of the
principal amount of the Securities to certain brokers and dealers. After the Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Safeway may or may not list one or more series of the Securities on a securities exchange. Even if listed, each series of the Securities will be new securities for which there currently is no market. Although the Underwriters have informed the Company that they currently intend to make a market in each series of the Securities, they are not obligated to do so, and any such market making may be discontinued at any time without notice. If the Underwriters cease to act as market makers for any series of the Securities for any reason, there can be no assurance that another firm or person will make a market in such Securities. There can be no assurance that an active market for any series of the Securities will develop or, if a market does develop, at what price such Securities will trade.

     In connection with the Offering, the Underwriters may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Securities than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the Offering may be reclaimed by the Underwriters if such Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.

     Goldman, Sachs & Co. and Smith Barney Inc. are the dealer managers in the Tender Offers.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities will be passed upon for the Company by Latham & Watkins, San Francisco, California and Michael C. Ross, General Counsel of Safeway, and for the Underwriters by Brown & Wood LLP, San Francisco, California. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Company's common stock. Such persons do not have the power to vote or dispose of such shares of common stock.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 22, 1997


                                 $1,000,000,000

                                  SAFEWAY INC.

                                DEBT SECURITIES

                            ------------------------

     Safeway Inc. ("Safeway" or the "Company"), directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $1,000,000,000 aggregate initial public offering price of secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, each on terms to be determined at the time of sale. When a particular series of Debt Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the specific terms of the offering and sale of the offered Debt Securities.

     The Company has not yet determined whether any of the Debt Securities offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Debt Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Debt Securities will be sold directly to purchasers, to or through agents, underwriters or dealers, as designated from time to time, or through a combination of such methods. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Debt Securities to be made directly or through agents. If agents of the Company or any underwriters are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Debt Securities. See "Plan of Distribution."

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by the applicable Prospectus Supplement.

               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Debt Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov., which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (1) the Company's Annual Report on Form 10-K for the year ended December 28, 1996 (the "Form 10-K");

          (2) the portions of the Company's 1996 Annual Report to Stockholders that have been incorporated by reference into the Form 10-K;

          (3) the portions of the Company's Proxy Statement on Schedule 14A dated March 24, 1997 that have been incorporated by reference into the Form 10-K;

          (4) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 22, 1997 and June 14, 1997;

          (5) the Company's Amendment to Quarterly Report on Form 10-Q/A for the quarterly period ended June 14, 1997;


          (6) the Company's Current Reports on Form 8-K filed with the Commission on January 10, 1997, March 14, 1997, April 7, 1997, April 23, 1997, June 4, 1997, June 12, 1997 and August 5, 1997;


          (7) the Company's Amendment to Current Report on Form 8-K/A filed with the Commission on May 1, 1997; and

          (8) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of all Debt Securities to which this Prospectus relates shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to Investor Relations, Safeway Inc., 5918 Stoneridge Mall Road, Pleasanton, California 94588 (telephone 510/467-3790). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including the documents that are incorporated by reference as set forth in "Information Incorporated by Reference," contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. Such statements are subject to inherent uncertainties and risks, including among others: general business and economic conditions in the Company's operating regions; pricing pressures and other competitive factors; results of the Company's programs to reduce costs; the ability to integrate The Vons Companies, Inc. ("Vons") and achieve operating improvements at Vons; relations with union bargaining units; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

     The Company was founded in 1926 and, as of June 14, 1997, operated 1,367 stores in the United States and Canada. Based on sales, the Company is the second largest food and drug chain in North America. U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the MidAtlantic region. Canadian retail operations are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its ten retail operating areas, the Company believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.


     On April 8, 1997, the Company completed the acquisition of Vons pursuant to which the Company issued 41.6 million shares of the Company's common stock for all of the shares of Vons common stock that it did not already own. Vons is now a wholly owned subsidiary of the Company. As of June 14, 1997, the Vons stores operated by the Company consisted of 315 supermarket and food and drug combination stores, primarily in southern California, under the names "Vons" and "Pavilions." In connection with the acquisition, the Company repurchased 32 million shares of the Company's common stock from a partnership affiliated with Kohlberg Kravis Roberts & Co. at $43 per share, for an aggregate purchase price of $1.376 billion. This reduction of 32 million shares partially offsets the increase of 41.6 million shares issued pursuant to the acquisition. To finance the repurchase, the Company borrowed funds under a new $3.0 billion bank credit agreement, and has since refinanced these borrowings with commercial paper.



     Since 1992, the Company has focused on three priorities for improving its operating results: (1) controlling costs; (2) increasing sales; and (3) improving capital management. The Company has made substantial progress in these areas and plans to apply these priorities to Vons' operations, but there can be no assurance as to the results the Company will be able to achieve in this regard.


     The Company also holds a 49% interest in Casa Ley, S.A. de C.V., which, as of June 14, 1997, operated 71 food and general merchandise stores in western Mexico.

     Unless the context otherwise requires or as otherwise expressly stated, references herein to "Safeway" or the "Company" include Safeway Inc. and its subsidiaries. The principal executive offices of the Company are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and the telephone number is
(510) 467-3000.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds from the sale of Debt Securities will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of the Company's indebtedness, including the Company's outstanding long-term public debt securities. The factors which the Company will consider in any refinancing will include the amount and characteristics of any Debt Securities issued and may include, among others, the impact of such refinancing on the Company's liquidity, debt-to-capital ratio and earnings per share. When a particular series of Debt Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Debt Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade debt securities or to reduce indebtedness under the Company's bank credit agreement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated.

                                                                    FISCAL YEAR
                                                  -----------------------------------------------
                                                  1996      1995      1994      1993        1992
                                                  -----     -----     -----     -----       -----
Ratio of earnings to fixed charges(a)...........  3.63x     2.81x     2.28x     1.51x(b)    1.39x

---------------

(a) For purposes of calculating the ratio of earnings to fixed charges, earnings represents income before income taxes, extraordinary loss, the cumulative effect of accounting changes, equity in earnings of unconsolidated affiliates, minority interest in subsidiary and fixed charges (other than capitalized interest). Fixed charges represents interest on indebtedness (including capitalized interest) and a share of rental expense which is deemed to be representative of the interest factor.

(b) The Company's ratio of earnings to fixed charges during 1993 was adversely affected by a $54.9 million charge to operating and administrative expense for severance payments made to retail employees in the Alberta, Canada division as part of a voluntary employee buyout. Excluding this charge, the ratio of earnings to fixed charges for 1993 would have been 1.66x.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby are to be issued under an indenture (the "Indenture") to be executed by the Company and a trustee, as Trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement. Section references used in this Prospectus refer to sections of the Indenture.

     The Company may offer under this Prospectus up to $1,000,000,000 aggregate principal amount of Debt Securities, or if Debt Securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $1,000,000,000. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will represent direct, unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

     The following statements relating to the Debt Securities and the Indenture are summaries and do not purport to be complete. Such summaries may make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. Certain other specific terms of any series of Debt Securities will be described in the applicable Prospectus Supplement. To the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described herein, then such terms described herein shall be deemed to have been superseded by such

Prospectus Supplement. As used in this "Description of Debt Securities," all references to the "Company" shall mean Safeway Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries.

GENERAL

     The terms of each series of Debt Securities will be established by or pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officers' Certificate or by a supplemental indenture. (Indenture sec. 2.2) The particular terms of each series of Debt Securities will be described in a Prospectus Supplement relating to such series (including any pricing supplement thereto).

     The Debt Securities that may be offered under the Indenture are not limited in aggregate principal amount. The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount. The Prospectus Supplement (including any Pricing Supplement thereto) will set forth the initial offering price, the aggregate principal amount and the following terms of the Debt Securities in respect of which this Prospectus is delivered: (1) the title of such Debt Securities; (2) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued; (3) any limit on the aggregate principal amount of such Debt Securities; (4) the date or dates on which principal on such Debt Securities will be payable; (5) the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which such Debt Securities will bear interest, if any, the date or dates from which such interest, if any, will accrue, the date or dates on which such interest, if any, will commence and be payable and any regular record date for the interest payable on any interest payment date; (6) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(8) the obligation, if any, of the Company to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof; (9) the dates, if any, on which and the price or prices at which the Debt Securities will be repurchased by the Company at the option of the Holders thereof and other detailed terms and provisions of such repurchase obligations; (10) the denominations in which such Debt Securities may be issuable, if other than denominations of $1,000 and any integral multiple thereof; (11) whether the Debt Securities are to be issuable in the form of Certificated Debt Securities (as defined below) or Global Debt Securities (as defined below); (12) the portion of principal amount of such Debt Securities that shall be payable upon declaration of acceleration of the maturity date thereof, if other than the principal amount thereof; (13) the currency of denomination of such Debt Securities; (14) the designation of the currency, currencies or currency units in which payment of principal of, premium, if any, and interest, if any, on such Debt Securities will be made; (15) if payments of principal of, premium, if any, or interest, if any, on the Debt Securities are to be made in one or more currencies or currency units other than that or those in which such Debt Securities are denominated, the manner in which the exchange rate with respect to such payments will be determined; (16) the manner in which the amounts of payment of principal of, premium, if any, or interest, if any, on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index; (17) the provisions, if any, relating to any security provided for such Debt Securities; (18) any addition to or change in the Events of Default described herein or in the Indenture with respect to such Debt Securities and any change in the acceleration provisions described herein or in the Indenture with respect to such Debt Securities; (19) any addition to or change in the covenants described herein or in the Indenture with respect to such Debt Securities; (20) any other terms of such Debt Securities, which may modify or delete any provision of the Indenture insofar as it applies to such series; and (21) any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities. (Indenture sec. 2.2)

     Debt Securities may be issued that provide for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to the terms of the Indenture ("Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Discount Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest, if any, on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

TRANSFER AND EXCHANGE

     Each Debt Security will be represented by either one or more global securities (a "Global Debt Security") registered in the name of The Depository Trust Company, as Depository (the "Depository") or a nominee of the Depository (each such Debt Security represented by a Global Debt Security being herein referred to as a "Book-Entry Debt Security"), or a certificate issued in definitive registered form (a "Certificated Debt Security"), as set forth in the applicable Prospectus Supplement. Except as set forth under "-- Global Debt Securities and Book-Entry System" below, Book-Entry Debt Securities will not be issuable in certificated form.

     CERTIFICATED DEBT SECURITIES. Certificated Debt Securities may be transferred or exchanged at the Trustee's office or paying agencies in accordance with the terms of the Indenture. No service charge will be made for any transfer or exchange of Certificated Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The transfer of Certificated Debt Securities and the right to receive the principal of, premium, if any, and interest, if any, on such Certificated Debt Securities may be effected only by surrender of the certificate representing such Certificated Debt Securities and either reissuance by the Company or the Trustee of such certificate to the new Holder or the issuance by the Company or the Trustee of a new certificate to the new Holder.

     GLOBAL DEBT SECURITIES AND BOOK-ENTRY SYSTEM. Each Global Debt Security representing Book-Entry Debt Securities will be deposited with, or on behalf of, the Depository, and registered in the name of the Depository or a nominee of the Depository. Except as set forth below, Book-Entry Debt Securities will not be exchangeable for Certificated Debt Securities and will not otherwise be issuable as Certificated Debt Securities.

     The procedures that the Depository has indicated it intends to follow with respect to Book-Entry Debt Securities are set forth below.

     Ownership of beneficial interests in Book-Entry Debt Securities will be limited to persons that have accounts with the Depository for the related Global Debt Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Debt Security, the Depository will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Book-Entry Debt Securities. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository for the related Global Debt Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in Book-Entry Debt Securities.

     So long as the Depository for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, the Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Except as set forth below, beneficial owners of Book-Entry Debt Securities will not be entitled to have such securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing such securities and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person beneficially owning Book-Entry Debt Securities must rely on the procedures of the Depository for the related Global Debt Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture.

     The Company understands, however, that under existing industry practice, the Depository will authorize the persons on whose behalf it holds a Global Debt Security to exercise certain rights of Holders of Debt Securities, and the Indenture provides that the Company, the Trustee and their respective agents will treat as the Holder of a Debt Security the persons specified in a written statement of the Depository with respect to such Global Debt Security for purposes of obtaining any consents or directions required to be given by Holders of the Debt Securities pursuant to the Indenture. (Indenture sec. 2.14.6)

     Payments of principal of, premium, if any, and interest on Book-Entry Debt Securities will be made to the Depository or its nominee, as the case may be, as the registered Holder of the related Global Debt Security. (Indenture sec. 2.14.5) None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository, upon receipt of any payment of principal of, premium, if any, or interest, if any, on a Global Debt Security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of Book-Entry Debt Securities held by each such participant as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Debt Securities held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depository is at any time unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Exchange Act, and a successor Depository registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue Certificated Debt Securities in exchange for each Global Debt Security. In addition, the Company may at any time and in its sole discretion determine not to have the Book-Entry Debt Securities of any series represented by one or more Global Debt Securities and, in such event, will issue Certificated Debt Securities in exchange for the Global Debt Securities of such series. Global Debt Securities will also be exchangeable by the Holders for Certificated Debt Securities if an Event of Default with respect to the Book Entry Debt Securities represented by such Global Debt Securities has occurred and is continuing. Any Certificated Debt Securities issued in exchange for a Global Debt Security will be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depository from participants with respect to ownership of Book-Entry Debt Securities relating to such Global Debt Security.

     The foregoing information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

     Unless otherwise set forth in the Prospectus Supplement, the Debt Securities will not contain any provisions which may afford Holders of the Debt Securities protection in the event of a change in control of the Company or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control of the Company) which could adversely affect Holders of Debt Securities.

COVENANTS

     The applicable Prospectus Supplement will set forth any restrictive covenants applicable with respect to any issue of Debt Securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS


     The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, any person (a "successor person") unless (i) the Company is the surviving corporation or the successor person (if other than the Company) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes the Company's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the Indenture and (iii) certain other conditions are met. (Indenture sec. 5.1)


EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Company with the Trustee or with a paying agent prior to the expiration of such period of 30 days); (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when due and payable; (c) default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance or breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than a majority in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization with respect to the Company; and (f) any other Event of Default provided with respect to Debt Securities of that series that is described in the Prospectus Supplement accompanying this Prospectus. No Event of Default with respect to a particular series of Debt Securities (except as to certain events in bankruptcy, insolvency or reorganization with respect to the Company) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Indenture sec. 6.1). The occurrence of an Event of Default may constitute an event of default under the Company's bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the Indenture may constitute an event of default under certain other indebtedness of the Company outstanding from time to time.

     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than a majority in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all Debt Securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding Debt Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of outstanding Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of that series may rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to Debt Securities of that series, have been cured or waived as provided in the Indenture. (Indenture sec. 6.2) For information as to waiver of defaults see the discussion set forth below under "-- Modification and Waiver". Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default.

     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of outstanding Debt Securities, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. (Indenture sec. 7.1(e)) Subject to certain rights of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Indenture sec. 6.12)

     No Holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least a majority in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Indenture sec. 6.7) Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Indenture sec. 6.8)

     The Indenture requires the Company, within 120 days after the end of each of its fiscal years, to furnish to the Trustee a statement as to compliance with the Indenture. (Indenture sec. 4.3) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default or Event of Default (except in payment on any Debt Securities of such series) with respect to Debt Securities of such series if it in good faith determines that withholding such notice is in the interest of the Holders of such Debt Securities. (Indenture sec. 7.5)

MODIFICATION AND WAIVER

     Modifications to, and amendments of, the Indenture may be made by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) change the amount of Debt Securities whose Holders must consent to an amendment or waiver; (b) reduce the rate of or extend the time for payment of interest (including default interest) on any Debt Security; (c) reduce the principal of or premium, if any, on or change the fixed maturity of any Debt Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of Debt Securities; (d) reduce the principal amount of Discount Securities payable upon acceleration of the maturity thereof; (e) waive a default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security (except a rescission of acceleration of the Debt Securities of any series by the Holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities of such series and a waiver of the payment default that resulted from such acceleration); (f) make the principal of or premium, if any, or interest, if any, on any Debt Security payable in currency other than that stated in the Debt Security; (g) make any change to certain provisions of the Indenture relating to, among other things, the right of Holders of Debt Securities to receive payment of the principal of, premium, if any, and interest, if any, on such Debt Securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or (h) waive a redemption payment with respect to any Debt Security. (Indenture sec. 9.3)

     The Holders of at least a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with provisions of the Indenture other than certain specified provisions. (Indenture sec. 9.2) The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or any interest, if any, on any Debt Security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected; provided, however, that the Holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. (Indenture sec. 6.13)

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     LEGAL DEFEASANCE. The Indenture provides that, unless otherwise provided by the terms of the applicable series of Debt Securities, the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company shall have delivered to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Indenture sec. 8.3)

     DEFEASANCE OF CERTAIN COVENANTS. The Indenture provides that, unless otherwise provided by the terms of the applicable series of Debt Securities, upon compliance with certain conditions, (i) the Company may omit to comply with the covenants described above under "-- Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the Indenture, as well as any additional covenants which may be set forth in the applicable Prospectus Supplement, and any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance"). The conditions include: the deposit with the Trustee of money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred. (Indenture sec. 8.4)

     COVENANT DEFEASANCE AND EVENTS OF DEFAULT. In the event the Company exercises its option to effect covenant defeasance with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.


     "FOREIGN GOVERNMENT OBLIGATIONS" means, with respect to Debt Securities of any series that are denominated in a currency other than U.S. Dollars, (i) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.


GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Indenture sec. 10.10)

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities to one or more underwriters for public offering and sale by them and may also sell the Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Debt Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell or exchange Debt Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Debt Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Debt Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Debt Securities as a principal, and may then resell such Debt Securities at varying prices to be determined by the dealer.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business, including refinancing of the Company's indebtedness. See "Use of Proceeds."

                                 LEGAL MATTERS

     Certain legal matters with respect to the Debt Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Company's common stock. Such persons do not have the power to vote or dispose of such shares of common stock. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 28, 1996 and December 30, 1995 and for each of the three fiscal years in the period ended December 28, 1996, incorporated by reference herein from the Company's Annual Report on Form 10-K for the year ended December 28, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Vons as of December 29, 1996 and December 31, 1995 and for each of the years in the three-year period ended December 29, 1996, appearing in the Company's Amendment to Current Report on Form 8-K/A filed with the Commission on May 1, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                               PROSPECTUS SUMMARY


                                        PAGE
                                        ----
Prospectus Supplement Summary........   S-3
Use of Proceeds......................   S-6
Capitalization.......................   S-7
Selected Financial Data..............   S-8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   S-9
Business.............................   S-14
Description of the Securities........   S-17
Underwriting.........................   S-23
Legal Matters........................   S-24
                 PROSPECTUS
Available Information................     2
Information Incorporated by
  Reference..........................     2
Disclosure Regarding Forward-Looking
  Statements.........................     3
The Company..........................     4
Use of Proceeds......................     5
Ratio of Earnings to Fixed Charges...     5
Description of Debt Securities.......     5
Plan of Distribution.................    12
Legal Matters........................    13
Experts..............................    13
============================================


======================================================

                                  SAFEWAY INC.

                                  $600,000,000

                        $      % NOTES DUE       , 2004
                        $      % NOTES DUE       , 2007
                      $      % DEBENTURES DUE       , 2027
                            ------------------------

                                      LOGO

                            ------------------------


                              GOLDMAN, SACHS & CO.


                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON BROTHERS INC
                               SMITH BARNEY INC.
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by the Company in connection with the distribution of the securities being registered are as set forth in the following table:

 Securities and Exchange Commission Fee.........................................  $  278,788
*Rating Agency Fees.............................................................     150,000
*Legal Fees and Expenses........................................................     400,000
*Accounting Fees and Expenses...................................................     100,000
*Printing Expenses..............................................................     100,000
*Blue Sky Fees..................................................................      30,000
*Trustee/Issuing & Paying Agent Fees and Expenses...............................      25,000
*Miscellaneous..................................................................     416,212
                                                                                  ----------
          *Total................................................................  $1,500,000
                                                                                  ==========

---------------

*Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Section 145 of the Delaware General Corporation law and Article III,
Section 13 of the Company's By-Laws, under certain circumstances, provide for the indemnification of the Company's officers, directors, employees and agents against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Article III,
Section 13 of the Company's By-Laws.

     In general, any officer, director, employee or agent will be indemnified against expenses, including attorney's fees, fines, settlements or judgments, which were actually and reasonably incurred, in connection with a legal proceeding, other than one brought by or on behalf of the Company, to which he was a party as a result of such relationship, if he acted in good faith, and in the manner he believed to be in or not opposed to the Company's best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action is brought by or on behalf of the Company, the person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interest, but no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware, or the court in which such action was brought, determines upon application that, despite adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such Court of Chancery or such other court shall deem proper.

     Any indemnification under the previous paragraphs (unless ordered by a court) will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct set forth above. Such determination will be made (i) by the Company's board of directors by a majority vote of a quorum of disinterested directors who were not parties to such actions, (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent that a director, officer, employee or agent of the Company is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the previous paragraph, he will be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company as authorized by the Company's By-Laws. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Company's board of directors deems appropriate.

     The indemnification and advancement of expenses provided by, or granted pursuant to, Section 13 of the Company's By-Laws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. If a claim for indemnification or payment of expenses under Section 13 of the Company's By-Laws is not paid in full within ninety (90) days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company has the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

     The Company's board of directors may authorize, by a vote of a majority of a quorum of the Company's board of directors, the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of Section 13 of the Company's By-Laws. The Company's board of directors may authorize the Company to enter into a contract with any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Company's board of directors so determines, greater than those provided for in Section 13 of the Company's By-Laws.

     The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16. EXHIBITS


      *1       Form of Underwriting Agreement.
     **4.1     Form of Indenture.
      *4.2     Form of Debt Security.
     **5       Opinion of Latham & Watkins.
      12       Statement regarding Computation of Ratios.
      23.1     Consent of Deloitte & Touche LLP.
      23.2     Consent of KPMG Peat Marwick LLP.
    **23.3     Consent of Latham & Watkins (included in Exhibit 5).
    **24       Powers of Attorney.
      25       Statement of Eligibility of Trustee on Form T-1.


---------------

 * To be filed by amendment or by a report on Form 8-K pursuant to Regulation S-K, Item 601(b).


** Previously filed.


ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed by the registrant pursuant to
        Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 and (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


     (i) The undersigned registrant hereby also undertakes that:



        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, California on August 22, 1997.


                                          SAFEWAY INC.


                                          By:     /s/ MICHAEL C. ROSS

                                            ------------------------------------

                                                      Michael C. Ross


                                            Senior Vice President, Secretary and
                                                       General Counsel



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                TITLE                    DATE
-----------------------------------------------  ---------------------------   ----------------

                *STEVEN A. BURD                    President, Chief             August 22, 1997
-----------------------------------------------    Executive Officer and
                Steven A. Burd                     Director (Principal
                                                   Executive Officer)

                *JULIAN C. DAY                     Executive Vice President,    August 22, 1997
-----------------------------------------------    Chief Financial officer
                 Julian C. Day                     (Principal Financial
                                                   Officer and Principal
                                                   Accounting Officer)
               *PETER A. MAGOWAN                   Director                     August 22, 1997
-----------------------------------------------
               Peter A. Magowan

                   *SAM GINN                       Director                     August 22, 1997
-----------------------------------------------
                   Sam Ginn

             *JAMES H. GREENE, JR.                 Director                     August 22, 1997
-----------------------------------------------
             James H. Greene, Jr.

                                                   Director
-----------------------------------------------
                  Paul Hazen

               *HENRY R. KRAVIS                    Director                     August 22, 1997
-----------------------------------------------
                Henry R. Kravis

                   SIGNATURE                                TITLE                    DATE
-----------------------------------------------  ---------------------------   ----------------

-----------------------------------------------    Director
             Robert I. MacDonnell

              *GEORGE R. ROBERTS                   Director                     August 22, 1997
-----------------------------------------------
               George R. Roberts

              *MICHAEL T. TOKARZ                   Director                     August 22, 1997
-----------------------------------------------
               Michael T. Tokarz

             */s/  MICHAEL C. ROSS
-----------------------------------------------
                Michael C. Ross
              as attorney-in-fact

                                 EXHIBIT INDEX


    EXHIBIT NO.                                     DESCRIPTION
    -----------     ---------------------------------------------------------------------------
      *1            Form of Underwriting Agreement.
     **4.1          Form of Indenture.
      *4.2          Form of Debt Security.
     **5            Opinion of Latham & Watkins.
      12            Statement regarding Computation of Ratios.
      23.1          Consent of Deloitte & Touche LLP.
      23.2          Consent of KPMG Peat Marwick LLP.
    **23.3          Consent of Latham & Watkins (included in Exhibit 5).
    **24            Powers of Attorney.
      25            Statement of Eligibility of Trustee on Form T-1.


---------------

 * To be filed by amendment or by a report on Form 8-K pursuant to Regulation S-K, Item 601(b).


** Previously filed.